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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                          ACRODYNE COMMUNICATIONS, INC.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (Title of Class of Securities)

                                    00500E104
                 ---------------------------------------------
                                 (CUSIP Number)


                                Robert F. Raucci
                            Newlight Management, LLC
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 935-3999

                                 with a copy to:
                               Frank E. Morgan II
                              Dewey Ballantine LLP
                           1301 Avenue of the Americas
                            New York, New York 10019
                                  212-259-8000



--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                September 3, 1998
        -----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

---------------------

            * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

----------------------------------
CUSIP NO.   00500E10 4
----------------------------------
-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON: Newlight Associates, L.P.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  13-3965176


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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a) /X/
                                                                        (b) / /

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3    SEC USE ONLY

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4    SOURCE OF FUNDS:

         WC
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e):                                                    / /
         Not Applicable
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION:

         Delaware
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                     7   SOLE VOTING POWER:
 NUMBER OF SHARES
   BENEFICIALLY              Not Applicable
  OWNED BY EACH
 REPORTING PERSON
       WITH
                   ------------------------------------------------------------
                     8   SHARED VOTING POWER:

                         908,265

                   ------------------------------------------------------------
                     9   SOLE DISPOSITIVE POWER:

                             Not Applicable

                   ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER:

                         908,265
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

        908,265
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: / /

         Not Applicable
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

     15.8%
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14   TYPE OF REPORTING PERSON*

         PN
-------------------------------------------------------------------------------


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                                  SCHEDULE 13D

----------------------------------
CUSIP NO.   00500E10 4
----------------------------------
-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON: Newlight Associates (BVI), L.P.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  98-0173563

-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a) /X/
                                                                        (b) / /

-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS:

         WC
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e):                                                    / /
         Not Applicable
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION:

         British Virgin Islands
-------------------------------------------------------------------------------
                     7   SOLE VOTING POWER
 NUMBER OF SHARES
   BENEFICIALLY          Not Applicable
  OWNED BY EACH
 REPORTING PERSON
       WITH
                   ------------------------------------------------------------
                     8   SHARED VOTING POWER:

                         908,265

                   ------------------------------------------------------------
                     9   SOLE DISPOSITIVE POWER:

                            Not Applicable

                   ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER:

                         908,265
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:


     908,265
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: / /

         Not Applicable
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        15.8%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON:

         PN
-------------------------------------------------------------------------------


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ITEM 1.     SECURITY AND ISSUER

            This statement relates to the shares of common stock, $0.01 par value per share (the "Shares"), of Acrodyne Communications, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 516 Township Line Road, Blue Bell, PA 19422.

ITEM 2.     IDENTITY AND BACKGROUND

            Newlight Associates, L.P. is a Delaware limited partnership which is managed by its general partner, Newlight Partners, LLC, a Delaware limited liability company. Newlight Partners, LLC is managed by its members. The two Class A Members of Newlight Partners, LLC are Robert M. Brill and Robert
F. Raucci.

            Newlight Associates (BVI), L.P. is a British Virgin Islands limited partnership which is managed by its general partner, Newlight Partners, Ltd., a British Virgin Islands international business company. Newlight Partners, Ltd. is managed by its directors. Two of the three directors of Newlight Partners, Ltd. are Robert M. Brill and Robert F. Raucci.

            The principal business address for each of Newlight Associates, L.P., Newlight Associates (BVI), L.P., Newlight Partners, LLC, Newlight Partners, Ltd., Dr. Brill and Mr. Raucci is:

            c/o Newlight Management, LLC
            505 Park Avenue
            New York, New York  10022

            The principal business of Newlight Associates, L.P. and Newlight Associates (BVI), L.P. is investing.

            None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            Dr. Brill and Mr. Raucci are citizens of the United States.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            The amount of funds used in making the purchases was $499,999.05. The source of such funds was working capital. No portion of these funds was borrowed.

ITEM 4.     PURPOSE OF TRANSACTION


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            On September 4, 1998, pursuant to a Subscription Agreement dated as of September 3, 1998, Newlight Associates, L.P. purchased from the Issuer, in a private transaction, 99,755 shares of Series A 8% Redeemable Convertible Preferred Stock, $1.00 par value per share (the "Preferred Stock") which is immediately convertible into 99,755 Shares and Warrants to purchase 152,750 Shares ("Warrants" and together with the Preferred Stock, the "Newlight Associates Purchased Shares"). The aggregate consideration for the Newlight Associates Purchased Shares was $305,499.68. The Warrants are exercisable for seven (7) years from the date of issuance and are exercisable at an exercise price of $3.00 per Share.

            On September 4, 1998, pursuant to a Subscription Agreement dated as of September 3, 1998, Newlight Associates (BVI), L.P. purchased from the Issuer, in a private transaction, 63,510 shares of Preferred Stock, which is immediately convertible into 63,510 Shares and Warrants to purchase 97,250 Shares (the Preferred Stock and the Warrants are collectively referred to as the "Newlight Associates (BVI) Purchased Shares"). The aggregate consideration for the Newlight Associates (BVI) Purchased Shares was $194,499.37. The Warrants are exercisable for seven (7) years from the date of issuance and are exercisable at an exercise price of $3.00 per Share.

            Newlight Associates, L.P. and Newlight Associates (BVI), L.P. acquired the Newlight Associates Purchased Shares and the Newlight Associates
(BVI) Purchased Shares reported herein for investment purposes. Consistent with such purposes, Newlight Associates, L.P. and Newlight Associates (BVI), L.P. have had, and may have in the future, discussions based on publicly available information with management of the Issuer concerning the Issuer's recent operating history as well as the Issuer's general business outlook and prospects.

            Depending on market conditions and other factors that each may deem material to its investment decision, and subject to the limitations set forth in each Subscription Agreement, Newlight Associates, L.P. and Newlight Associates
(BVI), L.P. may purchase additional Shares in the open market or in private transactions or may dispose of all or a portion of the Shares that Newlight Associates, L.P. and Newlight Associates (BVI), L.P. now own or hereafter may acquire.

            Except as set forth in this Item 4, Newlight Associates, L.P. and Newlight Associates (BVI), L.P. have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through
(j) of Item 4 of Schedule 13D of the Act.

ITEM 5.     INTEREST IN SECURITIES OR THE ISSUER

            (a) The aggregate number of Shares that Newlight Associates, L.P. and Newlight Associates (BVI), L.P. own beneficially, pursuant to Rule 13d-3 of the Act, is 908,265, which constitutes approximately 15.8% of the outstanding Shares, based on 5,322,270 Shares outstanding, as reported by the Issuer in its Quarterly Report on Form 10-QSB for the quarter ended June 30, 1998 plus 413,265 Shares reported as purchased in this Schedule 13D.

            On or about November 7, 1997, Newlight Associates, L.P. and Newlight Associates (BVI), L.P. filed a Schedule 13D with the Securities and Exchange Commission, which Schedule 13D indicated that Newlight Associates, L.P. and Newlight Associates (BVI),


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L.P. purchased 495,000 Shares, including Warrants to purchase 135,000 Shares, in a private transaction.

            (b) Acting through the members or directors, as applicable, of their respective general partners, Newlight Associates, L.P. and Newlight Associates
(BVI), L.P. have shared power to vote or to direct the vote and to dispose or to direct the disposition of 908,265 Shares (including 385,000 Shares subject to purchase upon exercise of the Warrants).

            (c) Except as set forth in Item 4 above, to the best of the knowledge of each of Newlight Associates, L.P. and Newlight Associates (BVI), L.P., none of the persons named in response to paragraph (a) of this Item 5 has effected any other transactions in Shares during the past sixty (60) days.

            (d) Each of Newlight Associates, L.P. and Newlight Associates (BVI), L.P. affirms that no person other than Newlight Associates, L.P. and Newlight Associates (BVI), L.P. has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, the Shares owned by Newlight Associates, L.P. and Newlight Associates (BVI), L.P.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            Except as set forth herein or in the Exhibits filed herewith, there are no contracts, arrangements, understandings or relationships of the type required to be disclosed in response to Item 6 of Schedule 13D of the Act with respect to the Shares owned by Newlight Associates, L.P. and Newlight Associates
(BVI), L.P.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

Exhibit A   Joint Filing Agreement, dated September 23, 1998, between Newlight
            Associates, L.P. and Newlight Associates (BVI), L.P., relating to the filing of this Schedule 13D, and any amendments thereto, as required by Rule 13d-1(k)(1).

Exhibit B   Subscription Agreement for Newlight Associates, L.P.

Exhibit C   Warrant for Newlight Associates, L.P.

Exhibit D   Subscription Agreement for Newlight Associates (BVI), L.P.

Exhibit E   Warrant for Newlight Associates (BVI), L.P.


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                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       NEWLIGHT ASSOCIATES, L.P.
                                       By: NEWLIGHT PARTNERS, LLC,
                                              General Partner

                                       By: /s/ Robert F. Raucci
                                          ---------------------------------
                                          Name: Robert F. Raucci
                                          Title:  Class A Member
                                          Date: September 23, 1998


                                       NEWLIGHT ASSOCIATES (BVI), L.P.
                                       By: NEWLIGHT PARTNERS, LTD.,
                                          General Partner

                                       By: /s/ Robert F. Raucci
                                          ---------------------------------
                                          Name: Robert F. Raucci
                                          Title:  Director
                                          Date: September 23, 1998


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